Exhibit (a)(1)(xviii)

To Expatriate Employees:

Because you are an eligible employee with eligible stock options under the Stock Option Exchange Program (Program) and are currently on an expatriate assignment outside of your home country, we’d like to make you aware of certain information regarding the Program that you may find useful.

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Should you choose to participate in the Program, equity awards granted to you in exchange for your eligible options may be granted using an international form of RSU grant notice, award agreement, and country-specific appendix. These documents contain certain additional disclosures, including country-specific tax disclosures. A copy of these documents is available on the Stock Option Exchange Election site.

•	For purposes of the Program, you will continue to remain covered by the Global Tax Equalization Policy, and subject to its terms and conditions.

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The information summarized above is not complete and may not contain all of the information that is important to you. Additional important and material information is contained in the formal Offer to Exchange document, including Schedules C through AA to the Offer to Exchange (which contain country-specific tax disclosures) and the other related documents referenced in the Offer to Exchange.

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You are strongly encouraged to consult with your personal legal counsel, accountant, financial and/or tax advisor(s) for advice and to make certain you understand your personal tax consequences of participating in the Program.

Learn. Evaluate. Choose.

Visit the Stock Option Exchange Election site at www.eBayStockOptionExchange.com, where you can learn more about the Program, including which option grants are eligible for exchange, the option exchange ratios and instructions on how to participate in the Stock Option Exchange Program.

The decision of whether or not to participate in the Program is an important one, so please don’t put it off. If you choose to participate, you must make your election by 9:00 p.m. PDT on September 11, 2009.

The Global Mobility Team